ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202

June 12, 2019

VIA EDGAR TRANSMISSION

Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:
ETF Series Solutions (the “Trust”), File Nos.: 333-179562 and 811-22668
Aptus Collared Income Opportunity ETF (the “Fund”)
Request for Acceleration of the Effective Date of Post-Effective Amendment No. 497 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A as Filed on April 26, 2019 (SEC Accession No. 0000894189-19-002365)

Dear Ms. Brutlag:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective at 12:00 p.m., Eastern time, on Friday, June 14, 2019, or as soon as practical thereafter.
In connection with this request, Quasar Distributors, LLC, the principal underwriter for the Fund, has also signed this letter requesting acceleration.
If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-5586 or michael.barolsky@usbank.com.
Sincerely,

/s/ Michael D. Barolsky
Michael D. Barolsky
Vice President & Secretary

QUASAR DISTRIBUTORS, LLC

/s/ Teresa Cowan
Teresa Cowan
President